Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

March 13, 2025

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628
Attention:     Mr. Michael Rosenberg

Re:	Ares Strategic Income Fund Registration Statement on Form N-14 File No. 333-281691

Ladies and Gentlemen:

This letter is sent on behalf of Ares Strategic Income Fund (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) communicated via teleconference to Monica J. Shilling and Van Whiting of Kirkland & Ellis LLP on September 17, 2024 regarding the Fund’s Registration Statement on Form N-14 (the “Registration Statement”).

Please note that the Fund today filed with the Commission Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement reflecting, among other things, the revisions set forth below.

For convenience, we have set forth below, in italics, the text of the Staff’s comments prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that revisions with respect to one portion of the Registration Statement are applicable to all similar portions of the Registration Statement.

1.	Comment: Please provide on the cover that, if an active trading market in the Exchange Notes does not develop, shareholders may not be able to resell the Exchange Notes at their fair market value or at all.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that it has added disclosure to the cover page of the Registration Statement to address the Staff’s comment.

2.	Comment: Please ensure that in the Registration Statement, documents incorporated by reference include the applicable filing numbers under the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable, and are clearly identified and hyperlinked.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 137 of the Registration Statement to include the appropriate file number and hyperlink for each document incorporated by reference.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

United States Securities and Exchange Commission Division of Investment Management March 13, 2025 Page 2

3.	Comment: Please confirm that the exchange offer will remain open for at least 20 business days and will remain open through midnight New York Time on the 20th business day to the extent the offer expires on such business day. See Exchange Act Release No. 34-16623 (Mar. 5, 1980).

Response: The Fund confirms that the exchange offer will remain open for at least 20 business days and will remain open through midnight New York Time on the 20th business day to the extent the offer expires on such business day.

4.	Comment: In the fifth paragraph underneath “Prospectus Summary – Ares Strategic Income Fund,” please disclose that the Fund does not expect to invest more than 15% of the Fund’s assets (not including collateralized loan obligations) in hedge funds and private equity funds that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (“Private Funds”).

Response: The Fund affirms that, as previously disclosed to the Staff in the letter dated December 2, 2022, the Fund does not anticipate that it will invest more than 15% of its assets in Private Funds (not including collateralized loan obligations) and does not anticipate that investment in Private Funds will be a principal investment strategy of the Fund.

The Fund advises the Staff that it does not believe adding such disclosure to its Registration Statement would be useful to investors because such investments will not be a focus of the Fund and the Fund currently discloses under “Prospectus Summary—Ares Strategic Income Fund” its principal investment objectives and strategies.

5.	Comment: In the first paragraph underneath “Our Adviser” please clarify that Mitchell Goldstein and Michael L. Smith are the Fund’s primary portfolio managers.

Response: The Fund advises the Staff that it has added disclosure to page 4 of the Registration Statement to clarify that Mitchell Goldstein and Michael L. Smith are the Fund’s primary portfolio managers.

6.	Comment: Please provide a supplemental letter stating that the Fund will effect the exchange in reliance on the Exxon Capital Holdings Corporation SEC No-Action Letter (available April 13, 1988), the Morgan Stanley & Co. Incorporated SEC No-Action Letter (available June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and include the requisite representations under those no-action letters.

Response: The Fund advises the Staff that it has filed a supplemental letter with the requested information on the date hereof.

United States Securities and Exchange Commission Division of Investment Management March 13, 2025 Page 3

7.	Comment: Please revise the disclosure in “Summary of the Terms of the Exchange Offer – Acceptance of Restricted Notes and Delivery of Exchange Notes” to confirm that the Fund will only accept validly tendered Restricted Notes that are tendered in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Response: The Fund advises the Staff that it has revised the disclosure on page 9 of the Registration Statement to specify that the Fund will only accept validly tendered Restricted Notes that are tendered in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

8.	Comment: Please confirm that you will be filing (i) a tax opinion with respect to the tax consequences of the exchange offer and (ii) a legal opinion, in each case consistent with Item 601 of Regulation S-K and the Staff’s “Legality and Tax Opinions in Registered Offerings: Staff Legal Bulletin No. 19”.

Response: The Fund advises the Staff that it has filed a tax opinion with respect to the tax consequences of the exchange offer and legal opinions as Exhibit 12 and Exhibit 11(b) of the Registration Statement, respectively. The Fund confirms each opinion is consistent with Item 601 of Regulation S-K and the Staff’s “Legality and Tax Opinions in Registered Offerings: Staff Legal Bulletin No. 19”.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-Mail Nicole M. Runyan, P.C., Kirkland & Ellis LLP Joshua M. Bloomstein, Ares Management Corporation